LIVE FIT CORP
Lyoner Strasse 14, Frankfurt
 Germany 60528
Dear Mr. Spirgel
August 19, 2014
SEC Letter on our Registration Statement from August 8, 2014
We are filing an amendment to our registration statement to address your concerns.  Below are our responses to your comments in addition to the changes in the registration statement.
1.	We have added additional disclosure on the cost and stages of the development of our website.

LIVE FIT Corp
/s/ Pawel Piesiecki
Pawel Piesiecki, President, CEO, CFO